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                                                                   Exhibit D-2.1

                     BEFORE THE PUBLIC SERVICE COMMISSION

                                 STATE OF MISSOURI


In the matter of the Application of Union Electric    )
Company for an order authorizing:  (1) certain        )
merger transactions involving Union Electric          )
Company; (2) the transfer of certain Assets, Real     )   Case No. EM-96-149
Estate, Leased Property, Easements and Contractual    )
Agreements to Central Illinois Public Service         )
Company; and (3) in connection therewith, certain     )
other related transactions.                           )


                                 APPLICATION
                                 -----------

     COMES NOW Union Electric Company ("UE"), a Missouri corporation, and for its Application to the Missouri Public Service Commission ("Commission"), pursuant to Chapter 393, RSMo. 1994, and 4 CSR 240-2.060(3) & (4), for an order authorizing: (1) certain merger transactions involving Union Electric Company;
(2) the transfer of certain Assets, Real Estate, Leased Property, Easements and Contractual Agreements; and (3) in connection therewith, certain other related transactions, respectfully states as follows:


     1. UE is a Missouri corporation, in good standing in all respects, with its principal office and place of business located at 1901 Chouteau Avenue, St. Louis, Missouri 63103. UE is engaged in providing electric, gas and steam heating services in portions of Missouri as a public utility under the jurisdiction of the Commission. UE is also engaged in providing electric and gas service in portions of Illinois. There is already on file with the Commission a certified copy of UE's Articles of Incorporation and Certificate of Corporate Good Standing (see MPSC Case No. EA-87-105) and said documents are incorporated herein by reference and made a part hereof for all purposes.
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     2.    CIPSCO Incorporated ("CIPSCO") is an Illinois corporation and the parent corporation to its wholly-owned subsidiary Central Illinois Public Service Company ("CIPS"). CIPS is an electric and gas utility in the State of Illinois and is an Illinois corporation. In addition, CIPSCO is the parent corporation to its wholly-owned subsidiary CIPSCO Investment Company ("CIPSCO Investment"). CIPSCO Investment is an Illinois corporation and manages approximately $100 million in non-utility investments.

     3. Arch Merger, Inc. ("Arch Merger") is a newly formed Missouri Corporation and a wholly-owned subsidiary of Ameren Corporation ("Ameren"). Ameren is also a newly formed Missouri corporation which is owned 50 percent by UE and 50 percent by CIPSCO. Arch Merger and Ameren were formed for the purpose of facilitating the merger.

     4. Pleadings, notices, orders and other correspondence concerning this Application and proceeding should be addressed to:

                     Steven R. Sullivan
                     Attorney
                     Union Electric Company
                     P.O. Box 149 (MC 1310)
                     1901 Chouteau Ave.
                     St. Louis, MO 63166

     5. Pursuant to the terms and conditions of the "Agreement and Plan of Merger" between UE and CIPSCO dated August 11, 1995 (the "Agreement"), a copy of which is attached to the testimony of Mr. Gary L. Rainwater and is being filed simultaneously herewith, Arch Merger will be merged with and into UE, and CIPSCO will be merged with and into Ameren. The final resulting corporate structure will be that UE, CIPS and CIPSCO Investment will become wholly-owned subsidiaries of Ameren (collectively, the

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 "Merger Transactions"). The Merger Transactions are intended to result in a tax-free exchange and will be accounted for as a "pooling of interests".

     6. As a result of the Merger Transactions, each outstanding share of UE Common Stock will be converted into the right to receive one share of Ameren Common Stock, and each outstanding share of CIPSCO Common Stock will be converted into the right to receive 1.03 shares of Ameren Common Stock. After the Mergers, Ameren will become a registered public utility holding company under the Public Utility Holding Company Act of 1935.

     7. Subject to the terms and conditions of the Agreement, UE will transfer to CIPS certain Assets, Real Estate, Leased Property, Easements and Contractual Agreements (collectively herein described as "Assets") which Assets generally constitute UE's retail electric and gas systems located in the State of Illinois which are necessary or useful in the performance of UE's duties to the Illinois public within its Illinois service territory with respect to the provision of retail electric and gas service (the "Transfer Transaction"). A list of the Assets being transferred is attached hereto as Schedule A and is incorporated herein by reference. The transfer does not include any of UE's electric transmission or generating assets located in the State of Illinois and does not include any assets located in the State of Missouri.

     8. The transfer of the Assets by UE to CIPS will be at depreciated cost or "book value" so that no gain or loss will result from the transaction. As consideration for the Transfer Transaction, UE and CIPS will enter into a System Support Agreement for the sale
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of approximately 600 mW (a portion being firm and non-firm) and related energy and an amendment to the Interconnection Agreement between UE, Illinois Power and CIPS. The System Support Agreement and amendment to the Interconnection Agreement will be submitted to the Federal Energy Regulatory Commission ("FERC") for approval. The System Support Agreement will provide for sales of electricity substantially equivalent to the customer load for the Illinois customers of UE being transferred to CIPS and will be for a minimum term of 30 years. Accordingly, no detriment to Missouri ratepayers will result from the Transfer Transaction.

     9. The Transfer and Merger Transactions will not result in any immediate change in UE's Missouri electric or gas rates.

     10. The Transfer Transaction and Merger Transactions are not detrimental to the public interest because: (1) UE anticipates that the combined savings achieved in the first ten years following consummation of these transactions will amount to $590 million, a substantial portion of which will be realized in Missouri; (2) the transfer of the Assets will not result in any increased costs to UE's Missouri customers, since UE's power pool costs now allocated to Illinois customers will remain with Illinois customers through a wholesale power sale to CIPS; and (3) the transfer of the Assets will not result in any reduced level of service or reliability for those retail customers presently being served by UE in Missouri subject to the jurisdiction of the Commission.

     11. The $590 million in savings will be achieved primarily through: (1) eliminating duplication in corporate and administrative services; (2) joint dispatch (i.e., dispatching UE
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and CIPS electric generation as though it were a single system); and (3)
decreased gas reserve margins and lower pipeline demand charges.

     12. The costs necessary to complete the above-referenced transactions and to create the anticipated $590 million in savings over the first ten years following completion of the merger amount to approximately $273 million. The vast majority of these costs have occurred or will occur within the first two years following completion of the merger. UE requests that a ratable portion of these costs be offset against merger savings attributable to the Company's Missouri electric and gas operations and that the remaining merger savings be shared equally with ratepayers during the first 10 years following the merger. UE and CIPS will seek comparable cost of service treatment in Illinois and at the FERC. UE requests no specialized treatment for the merger-related savings that will occur following this initial ten-year period.

     13. As a result of the Transfer Transaction and related System Support Agreement between UE and CIPS, UE will seek FERC approval to transfer the future nuclear decommissioning trust funding obligations which are currently the responsibility of the UE's Illinois electric customers to its FERC-regulated wholesale customers. UE and CIPS will also enter into a Joint Dispatch agreement which will govern the joint dispatch of their generating systems and a General Services agreement governing the performance of intercompany services. The Joint Dispatch Agreement and System Support Agreement will both be filed with FERC. The General Services Agreement will be filed with the SEC.

     14. A certified copy of the resolutions of the Board of Directors of UE authorizing

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the consummation of the transactions contemplated by this Application is attached hereto as Schedule B and made a part hereof.

     15. UE's balance sheet and income statement, with adjustments showing the results of the transfer of the Illinois properties, is attached hereto as Schedule C and made a part hereof for all purposes.

     16. None of the assets to be transferred are located within the State of Missouri. Therefore, the proposed transaction will have no impact on the tax revenues of the political subdivisions in Missouri in which any of UE's structures, facilities or equipment are located.

     17. Regulatory approvals of the proposed merger, transfer and assignment of the Assets and various other matters will be sought from the FERC, the Illinois Commerce Commission, the Nuclear Regulatory Commission, and the Securities Exchange Commission. The merger is subject to the review of the Federal Trade Commission and Department of Justice.

     18. Closing of the sale will take place as promptly as possible after all regulatory approvals are obtained; provided, however, that the parties have proposed December 31, 1996, as the closing date. If all regulatory approvals have been received, the parties would close sooner than December 31, 1996. Although the projected closing is more than one year away, UE and CIPS desire to close on the Transfer Transaction and Merger Transactions as promptly as possible and, therefore, UE respectfully requests that this Application be expedited to the extent possible under the Commission's schedule. In order to facilitate a 1996 closing, and in light of the fact that some federal agencies will not act on an
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application until all state approvals have been received, UE respectfully requests an Order of this Commission no later than May 1, 1996.

     WHEREFORE, UE respectfully requests that the Commission issue its order:

     (a)  Authorizing UE to perform in accordance with the terms and conditions of the Agreement;

     (b)  Authorizing the Merger Transactions;

     (c) Approving as reasonable and prudent the consideration received by UE from CIPS for the Assets;

     (d) Authorizing UE to transfer the Assets (as listed on Schedule A hereto) to CIPS, which Assets generally constitute UE's Illinois-based franchise, works or system as are necessary or useful in the performance of UE's duties to the public within the Illinois service territory with respect to the provision of retail electric and gas service in Illinois, but excluding any of UE's transmission or generating assets located in the State of Illinois;

     (e) Authorizing UE to offset a ratable portion of the merger costs against merger savings attributable to the Company's Missouri electric and gas operations and to share equally with ratepayers the remaining merger savings during the 10 years following the merger;

     (f) Authorizing UE to enter into, execute and perform in accordance with the terms of all other documents reasonably necessary and incidental to the performance of the transactions which are the subject of the Agreement and this Application; and

     (g) Granting such other relief as deemed necessary to accomplish the purposes
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of the Agreement and this Application and to consummate the sale, transfer and assignment of the Assets and related transactions.

     UE respectfully requests that this Application be processed as expeditiously as possible. Both UE and CIPS are anxious to close as promptly as possible and plan to do so as soon as all necessary regulatory approvals are obtained.

                                    Respectfully submitted,

                                    UNION ELECTRIC COMPANY


                                    /s/ Steven R. Sullivan
                                    ------------------------------
                                    Steven R. Sullivan
                                    Joseph H. Raybuck
                                    James J. Cook
                                    Attorneys for
                                    Union Electric Company
                                    P.O. Box 149 (M/C 1310)
                                    St. Louis, MO 63166
                                    PH:  (314) 554-2514
                                    PH:  (314) 554-2976
                                    PH:  (314) 554-2237
                                    FAX: (314) 554-4014

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                                 VERIFICATION
                                 ------------


STATE OF MISSOURI )
                  )  SS
CITY OF ST. LOUIS )

     Donald E. Brandt, first being duly sworn, states that he is the Senior Vice President of Finance & Corporate Services of Union Electric Company and that he has read the above and foregoing document and states that the allegations contained therein are true and correct to the best of his information, knowledge and belief.
                                     /s/ Donald E. Brandt
                                    -----------------------------
                                    Donald E. Brandt

     IN WITNESS WHEREOF, I have set my hand and affixed my official seal on this 2nd day of November, 1995.

                                       G.L. Waters
                                    ------------------------------
                                    Notary Public



  My Commission Expires:      3/16/99
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